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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 26902

RECEIVED

FEB 2 7 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2003__ AND ENDING __December 31, 2003__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Rutherford, Brown & Catherwood, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1617 John F. Kennedy Boulevard, Suite 500

(No. and Street)

Philadelphia   Pennsylvania   19103

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William D. Karrash   (215) 981-0882

                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers LLP

(Name – *if individual, state last, first, middle name*)

100 Pearl Street   Hartford   CT   06103

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __William D. Karrash__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Rutherford, Brown & Catherwood, LLC__ , as of __December 31__ , 20 __03__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__NONE__

Sworn to and subscribed before me
this 27ᵗʰ day of Jun 2004

signature
Signature

President
Title

Lisa A. Schaub
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rutherford, Brown & Catherwood, LLC



(A majority-owned subsidiary of Phoenix Investment Partners, Ltd.)
Financial Statements
with Additional Information
December 31, 2003 and 2002



PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To the members of
Rutherford, Brown & Catherwood, LLC

In our opinion, the accompanying statements of financial condition as of December 31, 2003 and 2002, and the related statements of income, changes in members' equity and cash flows present fairly, in all material respects, the financial position of Rutherford, Brown & Catherwood, LLC (the "Company") at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The information contained in Schedule I (Computation of Net Capital Under Rule 15c3-1 at December 31, 2003) is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 20, 2004

Rutherford, Brown & Catherwood, LLC
(A majority-owned subsidiary of Phoenix Investment Partners, Ltd.)
Statements of Financial Condition

| | December 31, | |
	2003	2002
Assets		
Cash and cash equivalents	$ 738,396	$ 651,218
Commissions receivable	206,015	82,070
Receivables from related parties	1,376	45,920
Prepaid expense	34,545	33,319
Office equipment and improvements, net	719	3,159
Total assets	$ 981,051	$ 815,686
Liabilities and Members' Equity		
Accrued compensation and benefits	$ 52,237	$ 979
Accounts payable and accrued expenses	17,805	14,632
Accrued sales commissions	92,494	27,903
Payables to related parties	12,138	19,424
Total liabilities	174,674	62,938
Members' Equity		
Class A interest	859,799	832,516
Class B interests	(53,422)	(79,768)
Total members' equity	806,377	752,748
Total liabilities and members' equity	$ 981,051	$ 815,686

The accompanying notes are an integral part of these financial statements.

Rutherford, Brown & Catherwood, LLC

(A majority-owned subsidiary of Phoenix Investment Partners, Ltd.)

Statements of Income

	Year Ended December 31,	
	2003	**2002**
Operating Revenues		
Commissions	$ 1,750,789	$1,313,739
Fees	192,660	223,249
Interest and other	953	7,327
Total operating revenues	1,944,402	1,544,315
Operating Expenses		
Employment expenses	250,039	217,260
Registered representative sales commissions	683,254	487,449
Clearing charges	273,628	230,800
Service agreement	186,300	220,968
Outside services	199,124	210,006
Rent	110,328	110,202
Professional fees	37,224	37,300
Equipment rental	20,057	25,692
Registration	24,279	20,571
Depreciation and amortization of leasehold improvements	2,440	3,184
Other operating expenses	104,100	72,453
Total operating expenses	1,890,773	1,635,885
Net income (loss)	$ 53,629	$ (91,570)

The accompanying notes are an integral part of these financial statements.

Rutherford, Brown & Catherwood, LLC

(A majority-owned subsidiary of Phoenix Investment Partners, Ltd.)
Statements of Changes in Members' Equity
For the Years Ended December 31, 2003 and 2002

	Class A	Class B	Total Members' Equity
Balances at December 31, 2001	$ 878,839	$ (29,307)	$ 849,532
Distributions		(5,214)	(5,214)
Net loss	(46,323)	(45,247)	(91,570)
Balances at December 31, 2002	832,516	(79,768)	752,748
Net income	27,283	26,346	53,629
Balances at December 31, 2003	$ 859,799	$ (53,422)	$ 806,377

The accompanying notes are an integral part of these financial statements.

Rutherford, Brown & Catherwood, LLC
(A majority-owned subsidiary of Phoenix Investment Partners, Ltd.)
Statements of Cash Flows

| | Year Ended December 31, | |
	2003	2002
Cash flows from operating activities:		
Net income (loss)	$ 53,629	$ (91,570)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation and amortization of leasehold improvements	2,440	3,184
Changes in operating assets and liabilities:		
Commissions receivable	(123,945)	47,044
Receivables from related parties	44,544	(29,324)
Prepaid expenses	(1,226)	(3,234)
Accounts payable and accrued expenses	54,431	(7,122)
Accrued commissions	64,591	(26,426)
Payables to related parties	(7,286)	18,485
Net cash provided by (used in) operating activities	87,178	(88,963)
Cash flows from financing activities:		
Member withdrawals		(5,214)
Net increase (decrease) in cash and cash equivalents	87,178	(94,177)
Cash and cash equivalents, beginning of year	651,218	745,395
Cash and cash equivalents, end of year	$ 738,396	$ 651,218
Supplemental Cash Flow Information:		
Interest paid	$ --	$ --

The accompanying notes are an integral part of these financial statements.

1. Operations

Rutherford, Brown & Catherwood, LLC (RBC or "the Company") was organized as a limited liability company on August 8, 1999 under the laws of the state of Delaware. RBC, a registered broker-dealer principally serving the United States markets, is engaged primarily in equity and bond trading. RBC operates as an introducing broker and clears on a fully disclosed basis.

On January 31, 2001, Phoenix Investment Partners, Ltd. (PXP), an indirect wholly-owned subsidiary of The Phoenix Companies, Inc., acquired a 75% interest in RBC as a result of the acquisition of 278,426 Class B units of RBC from minority members concurrent with the acquisition of the stock of RBC's majority member, Rutherford Financial Corporation (RFC). At the time of the acquisition, RFC owned 500,000 Class A units of RBC. In addition, on January 31, 2001 PXP also acquired a majority interest in Walnut Asset Management LLC (WAM). During the period from one to three years after the acquisition date, either PXP or RBC's management may exercise their respective rights to buy or sell the remaining interest in RBC pursuant to a "put/call" agreement. The purchase accounting for the acquisition of RBC was recorded by PXP and is not reflected in RBC's financial statements.

2. Summary of Significant Accounting Policies

The significant accounting policies, which have been consistently applied, are as follows:

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and money market mutual fund investments.

Office Equipment and Improvements

Office equipment and improvements are recorded at cost. Depreciation is computed using an accelerated method with estimated useful lives of five to seven years. Major renewals or betterments are capitalized and recurring repairs and maintenance are charged to operations.

Revenue Recognition

Commissions earned are recorded on a trade date basis and are computed based upon contractual agreements. Clearance costs, included in operating expenses, include clearing charges, commissions paid to executing brokers, and other trading costs recorded on a trade date basis. Fees earned on money market funds at RBC's clearing broker are recorded as earned on a monthly basis.

Revenues earned on equity and bond transactions are recorded on a trade date basis and are included in Commissions on the Statements of Income.

Income Taxes

The Company is classified as a partnership for federal and state income tax purposes. The members of RBC are taxed on their proportionate share of RBC's taxable income. Therefore, no provision or liability for federal or state income taxes related to RBC is included in these financial statements.

3. Office Equipment and Improvements

Office equipment and improvements is comprised of the following:

| | December 31 | |
	2003	2002
Office equipment and software	$ 129,675	$ 129,675
Furniture and fixtures	39,713	39,713
	169,388	169,388
Accumulated depreciation	(168,669)	(166,229)
Office equipment and improvements, net	$ 719	$ 3,159

4. Operating Lease

The Company leases computers and related equipment under an operating lease. Certain leased equipment is used by WAM. WAM reimbursed RBC $18,837 and $28,227 in 2003 and 2002, respectively, for the use of this equipment. RBC incurred rent expense on this operating lease, net of reimbursements from WAM, of $7,466 and $20,180 in 2003 and 2002, respectively. RBC is committed to the following future net minimum rental payments under this non-cancelable operating lease:

2004	$ 1,662
2005 and thereafter	--
	$ 1,662

5. Employee Benefit Plans

Effective January 1, 2003, the employees of RBC became eligible to participate in a defined contribution 401(k) retirement plan, which is sponsored and administered by Phoenix Life. The plan complies with requirements established by the Employee Retirement Income Security Act of 1974 (ERISA). Prior to January 1, 2003 the employees were eligible to participate in a qualified defined contribution 401(k) and profit sharing employee benefit plan, sponsored by RFC. RFC's plan was terminated effective December 31, 2002. Contributions of $6,331 and $799 were made by RBC during 2003 and 2002, respectively.

6. Capital and Reserve Requirement Information

As a broker-dealer registered with the Securities and Exchange Commission, RBC is subject to certain rules regarding minimum net capital. RBC operates pursuant to Rule 15c3-1, paragraph (a) of the Securities Exchange Act of 1934 and, accordingly, is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined) which may not exceed 15 to 1. Aggregate indebtedness, net capital, and resultant ratios for RBC are as follows:

| | December 31, | |
	2003	2002
Aggregate indebtedness	$ 175,880	$ 62,938
Net capital	749,898	656,242
Ratio of aggregate indebtedness to net capital	.23 to 1	.10 to 1

The Company's minimum required net capital at each of December 31, 2003 and 2002 is $100,000. The operations of RBC do not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, RBC is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by paragraph (k)(2)(ii) of such rule.

Rutherford, Brown & Catherwood, LLC
(A majority-owned subsidiary of Phoenix Investment Partners, Ltd.)
Notes to Financial Statements
December 31, 2003 and 2002

7. Other Related Party Transactions

Intercompany Agreements

The Company has an agreement with RFC whereby RBC pays RFC a monthly fee for administrative services that includes its allocable portion of rent, insurance, and other expenses paid by RFC on RBC's behalf. In 2003 and 2002 RBC reimbursed RFC $123,313 and 203,320, respectively, for operating expenses incurred by RFC on RBC's behalf, which are charged to the specific expense line items on the Statements of Income. Annual reconciliations are performed and any variance in the total amount reimbursed to actual expenses incurred is included in receivable from, or payable to, related parties on the Statements of Financial Condition. As of December 31, 2003 this reconciliation resulted in a payable to RFC of $2,219 for estimated payments which were less than actual expenses paid by RFC on RBC's behalf. As of December 31, 2002, this reconciliation resulted in a receivable from related parties of $45,920 for estimated payments in excess of actual expenses paid by RFC on RBC's behalf.

As of December 31, 2003, all members of RBC also own a combined majority interest in WAM. RFC acts as a paymaster to RBC and WAM, whereby all employees are paid as employees of RFC who then passes through the full employment costs to RBC and WAM, respectively, in accordance with separate agreements. The costs associated with the RFC employees identified as performing services directly for RBC are included in Employment expenses on the Statements of Income and Accrued compensation and benefits on the Statements of Financial Condition. RBC also has a separate service agreement with WAM whereby payments are made to WAM to cover a portion of the compensation expense associated with employees who are on WAM's payroll that also perform functions for RBC. RBC reimbursed WAM $186,300 and $220,968 in 2003 and 2002, respectively, which are included in Service agreement expense on the Statements of Income. In addition, WAM reimbursed RBC $139,293 and $139,759 in 2003 and 2002, respectively, for salaries paid to two money managers who are employees of RBC and performed portfolio management services for WAM.

Payables to Related Parties

Payables to related parties consist of the following:

| | December 31, | |
	2003	2002
Short-term advances payable to PXP	$ 8,824	$ 18,169
Service agreement payable to RFC	2,219	
Expenses paid by WAM on RBC's behalf	1,095	1,255
Total	$ 12,138	$ 19,424

8. Limited Liability Members

No member is obligated personally for any debt, obligation or liability of RBC solely by reason of being a member.

At each of December 31, 2003 and 2002 there were 500,000 Class A LLC units, and 482,815 of Class B LLC units issued and outstanding. During 2002, RBC purchased back 55,103 Class B units from two members who terminated their employment. Class A interests rank senior to Class B interests in respect to the right to receive payments out of assets of RBC upon dissolution or termination of RBC. Net profits and losses of RBC are allocated pro-rata to all members based upon the per-share weighted average number of days the member's interest was outstanding during the year.

In May 2003, the members of RBC became eligible to sell their shares to PXP under the provisions of a put/call agreement with PXP (see Note 1). A total of 111,694 shares were put by certain members of RBC during 2003, increasing PXP's ownership of RBC to 90.6% as of December 31, 2003.

9. Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and accounts receivable. RBC places its cash with high credit quality institutions. At times such cash may be in excess of the FDIC insurance limit. RBC routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited.

10. Contingencies

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between RBC and the clearing broker, the clearing broker has the right to charge RBC for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge RBC has no maximum amount and applies to all trades executed through the clearing broker, RBC believes there is no maximum amount assignable to this right. RBC believes that, since it only trades with customer invested funds, the risk of loss is remote. RBC made no payments to the clearing broker related to this guarantee in 2003 and 2002, and has recorded no liabilities with regard to the commitment as of December 31, 2003.

In addition, RBC has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. RBC's clearing broker monitors the credit standing of all counterparties with which it conducts business.

Net Capital

Members' equity, allowable for		
purposes of net capital computation		$ 806,377
Less nonallowable assets:		
Non-allowable receivables from broker/dealers	$ 1,941	
Receivables from related parties	1,376	
Prepaid expenses	35,751	
Office equipment and improvements, net	719	
Other deductions	1,879	41,666
Net capital before specific reduction in the		
market value of securities		764,711
Less securities haircuts pursuant to Rule 15c3-1		14,813
Net capital		$ 749,898

Aggregate Indebtedness

Total liabilities included in	
statement of financial condition	$ 174,674
Difference resulting from offsetting various liability accounts	
against related assets	1,206
Aggregate indebtedness	$ 175,880
Minimum net capital required to be maintained	
(greater of $100,000 or 6 2/3% of $175,880)	$ 100,000
Net capital in excess of minimum requirements	
($749,898-$100,000)	$ 649,898
Ratio of aggregate indebtedness to net capital	.23 to 1

Note A - Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by RBC in Part II-A of the FOCUS Report on Form X-17A-5 at December 31, 2003.

The accompanying notes are an integral part of this supplemental schedule.


**Report of Independent Auditors on Internal Control Required
By SEC Rule 17a-5**

To the Members of
 Rutherford, Brown & Catherwood, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of
Rutherford, Brown & Catherwood, LCC (the "Company") for the year ended December 31,
2003, we considered its internal control, including control activities for safeguarding securities,
in order to determine our auditing procedures for the purpose of expressing our opinion on the
financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"),
we have made a study of the practices and procedures followed by the Company, including tests
of compliance with such practices and procedures, that we considered relevant to the objectives
stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-
   3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial
functions relating to customer securities, we did not review the practices and procedures
followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the
   recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of
   Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin
   securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control
and the practices and procedures referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgments by management are required to assess the expected
benefits and related costs of control and of the practices and procedures referred to in the
preceding paragraph, and to assess whether those practices and procedures can be expected to
achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 20, 2004

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